The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated June 6, 2022

June , 2022	Registration Statement Nos. 333-236659 and 333-236659-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

Auto Callable Capped Accelerated Barrier Notes Linked to the ARK Innovation ETF due July 2, 2025

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes are designed for investors who seek early exit prior to maturity at a premium if, on the Review Date, the closing price of one share of the ARK Innovation ETF, which we refer to as the Fund, is at or above the Call Value.
•	The date on which an automatic call may be initiated is June 28, 2023.
•	The notes are also designed for investors who seek a return of 3.00 times any appreciation of the Fund, up to a maximum return of 90.00%, at maturity if the notes have not been automatically called.
•	Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their principal amount at maturity.
•	The Fund is actively managed and is subject to additional risks. Unlike a passively managed fund, an actively managed fund does not attempt to track an index or other benchmark, and the investment decisions for an actively managed fund are instead made by its investment adviser. See “Selected Risk Considerations — Risks Relating to the Fund — An Investment in the Notes Is Subject to Risks Associated with Actively Managed Funds” in this pricing supplement for more information.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about June 27, 2022 and are expected to settle on or about June 30, 2022.
•	CUSIP: 48133GWJ8

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-12 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $30.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $915.50 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $900.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 4-II dated November 4, 2020 and the prospectus and prospectus supplement, each dated April 8, 2020

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Fund: The ARK Innovation ETF (Bloomberg ticker: ARKK)

Call Premium Amount: At least $350.00 per $1,000 principal amount note (to be provided in the pricing supplement)

Call Value: 100.00% of the Initial Value

Maximum Return: 90.00% (corresponding to a maximum payment at maturity of $1,900.00 per $1,000 principal amount note)

Upside Leverage Factor: 3.00

Barrier Amount: 60.00% of the Initial Value

Pricing Date: On or about June 27, 2022

Original Issue Date (Settlement Date): On or about June 30, 2022

Review Date*: June 28, 2023

Call Settlement Date*: July 3, 2023

Observation Date*: June 27, 2025

Maturity Date*: July 2, 2025

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Automatic Call:

If the closing price of one share of the Fund on the Review Date is greater than or equal to the Call Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Call Premium Amount, payable on the Call Settlement Date. No further payments will be made on the notes.

If the notes are automatically called, you will not benefit from the Upside Leverage Factor that applies to the payment at maturity if the Final Value is greater than the Initial Value.  Because the Upside Leverage Factor does not apply to the payment upon an automatic call, the payment upon an automatic call may be significantly less than the payment at maturity for the same level of appreciation in the Fund.

Payment at Maturity:

If the notes have not been automatically called and the Final Value is greater than the Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Fund Return × Upside Leverage Factor), subject to the Maximum Return

If the notes have not been automatically called and the Final Value is equal to the Initial Value or is less than the Initial Value but greater than or equal to the Barrier Amount, you will receive the principal amount of your notes at maturity.

If the notes have not been automatically called and the Final Value is less than the Barrier Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Fund Return)

If the notes have not been automatically called and the Final Value is less than the Barrier Amount, you will lose more than 40.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Fund Return:

(Final Value – Initial Value)
Initial Value

Initial Value: The closing price of one share of the Fund on the Pricing Date

Final Value: The closing price of one share of the Fund on the Observation Date

Share Adjustment Factor: The Share Adjustment Factor is referenced in determining the closing price of one share of the Fund, and is set equal to 1.0 on the Pricing Date. The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.

PS-1 | Structured Investments Auto Callable Capped Accelerated Barrier Notes Linked to the ARK Innovation ETF

Hypothetical Payout Profile

Payment upon an Automatic Call

Payment at Maturity If the Notes Have Not Been Automatically Called

Call Premium Amount

The Call Premium Amount per $1,000 principal amount note if the notes are automatically called will be provided in the pricing supplement and will not be less than $350.00.

PS-2 | Structured Investments Auto Callable Capped Accelerated Barrier Notes Linked to the ARK Innovation ETF

Payment at Maturity If the Notes Have Not Been Automatically Called

The following table illustrates the hypothetical total return and payment at maturity on the notes linked to a hypothetical Fund if the notes have not been automatically called. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns and payments set forth below assume the following:

•	the notes have not been automatically called;
•	an Initial Value of $100.00;
•	a Maximum Return of 90.00%;
•	an Upside Leverage Factor of 3.00; and
•	a Barrier Amount of $60.00 (equal to 60.00% of the hypothetical Initial Value).

The hypothetical Initial Value of $100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value. The actual Initial Value will be the closing price of one share of the Fund on the Pricing Date and will be provided in the pricing supplement. For historical data regarding the actual closing prices of one share of the Fund, please see the historical information set forth under “The Fund” in this pricing supplement.

Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table have been rounded for ease of analysis.

Final Value	Fund Return	Total Return on the Notes	Payment at Maturity
$220.00	120.00%	90.00%	$1,900.00
$200.00	100.00%	90.00%	$1,900.00
$190.00	90.00%	90.00%	$1,900.00
$180.00	80.00%	90.00%	$1,900.00
$165.00	65.00%	90.00%	$1,900.00
$150.00	50.00%	90.00%	$1,900.00
$140.00	40.00%	90.00%	$1,900.00
$130.00	30.00%	90.00%	$1,900.00
$120.00	20.00%	60.00%	$1,600.00
$110.00	10.00%	30.00%	$1,300.00
$105.00	5.00%	15.00%	$1,150.00
$101.00	1.00%	3.00%	$1,030.00
$100.00	0.00%	0.00%	$1,000.00
$95.00	-5.00%	0.00%	$1,000.00
$90.00	-10.00%	0.00%	$1,000.00
$80.00	-20.00%	0.00%	$1,000.00
$70.00	-30.00%	0.00%	$1,000.00
$60.00	-40.00%	0.00%	$1,000.00
$59.99	-40.01%	-40.01%	$599.90
$50.00	-50.00%	-50.00%	$500.00
$40.00	-60.00%	-60.00%	$400.00
$30.00	-70.00%	-70.00%	$300.00
$20.00	-80.00%	-80.00%	$200.00
$10.00	-90.00%	-90.00%	$100.00
$0.00	-100.00%	-100.00%	$0.00

PS-3 | Structured Investments Auto Callable Capped Accelerated Barrier Notes Linked to the ARK Innovation ETF

How the Notes Work

Upside Scenario If Automatic Call:

If the closing price of one share of the Fund on the Review Date is greater than or equal to the Call Value, the notes will be automatically called and investors will receive on the Call Settlement Date the $1,000 principal amount plus the Call Premium Amount of at least $350.00.  No further payments will be made on the notes.

•	Assuming a hypothetical Call Premium Amount of $350.00, if the closing price of one share of the Fund increases 50.00% as of the Review Date, the notes will be automatically called and investors will receive a 35.00% return, or $1,350.00 per $1,000 principal amount note.

Upside Scenario If No Automatic Call:

If the notes have not been automatically called and the Final Value is greater than the Initial Value, investors will receive at maturity the $1,000 principal amount plus a return equal to the Fund Return times the Upside Leverage Factor of 3.00, up to the Maximum Return of 90.00%. An investor will realize the maximum payment at maturity at a Final Value at or above 130.00% of the Initial Value.

•	If the notes have not been automatically called and the closing price of one share of the Fund increases 5.00%, investors will receive at maturity a 15.00% return, or $1,150.00 per $1,000 principal amount note.
•	If the closing price of one share of the Fund increases 100.00%, investors will receive at maturity a return equal to the 90.00% Maximum Return, or $1,900.00 per $1,000 principal amount note, which is the maximum payment at maturity.

Par Scenario:

If the notes have not been automatically called and the Final Value is equal to the Initial Value or is less than the Initial Value but greater than or equal to the Barrier Amount of 60.00% of the Initial Value, investors will receive at maturity the principal amount of their notes.

Downside Scenario:

If the notes have not been automatically called and the Final Value is less than the Barrier Amount of 60.00% of the Initial Value, investors will lose 1% of the principal amount of their notes for every 1% that the Final Value is less than the Initial Value.

•	For example, if the notes have not been automatically called and the closing price of one share of the Fund declines 60.00%, investors will lose 60.00% of their principal amount and receive only $400.00 per $1,000 principal amount note at maturity.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The notes do not guarantee any return of principal. If the notes have not been automatically called and the Final Value is less than the Barrier Amount, you will lose 1% of the principal amount of your notes for every 1% that the Final Value is less than the Initial Value. Accordingly, under these circumstances, you will lose more than 40.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

PS-4 | Structured Investments Auto Callable Capped Accelerated Barrier Notes Linked to the ARK Innovation ETF

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	IF THE NOTES ARE AUTOMATICALLY CALLED, THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED TO THE CALL PREMIUM AMOUNT PAID ON THE NOTES,

regardless of any appreciation of the Fund, which may be significant.  In addition, if the notes are automatically called, you will not benefit from the Upside Leverage Factor that applies to the payment at maturity if the Final Value is greater than the Initial Value.  Because the Upside Leverage Factor does not apply to the payment upon an automatic call, the payment upon an automatic call may be significantly less than the payment at maturity for the same level of appreciation in the Fund.

•	IF THE NOTES HAVE NOT BEEN AUTOMATICALLY CALLED, YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN,

regardless of any appreciation of the Fund, which may be significant.

•	THE BENEFIT PROVIDED BY THE BARRIER AMOUNT MAY TERMINATE ON THE OBSERVATION DATE —

If the Final Value is less than the Barrier Amount and the notes have not been automatically called, the benefit provided by the Barrier Amount will terminate and you will be fully exposed to any depreciation of the Fund.

•	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT —

If your notes are automatically called, the term of the notes may be reduced to as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk. Even in cases where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.

•	THE NOTES DO NOT PAY INTEREST.
•	YOU WILL NOT RECEIVE DIVIDENDS ON THE FUND OR THE SECURITIES HELD BY THE FUND OR HAVE ANY RIGHTS WITH RESPECT TO THE FUND OR THOSE SECURITIES.
•	THE RISK OF THE CLOSING PRICE OF ONE SHARE OF THE FUND FALLING BELOW THE BARRIER AMOUNT IS GREATER IF THE PRICE OF ONE SHARE OF THE FUND IS VOLATILE.
•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —

You should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Call Premium Amount.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

PS-5 | Structured Investments Auto Callable Capped Accelerated Barrier Notes Linked to the ARK Innovation ETF

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of one share of the Fund. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Fund

•	AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH ACTIVELY MANAGED FUNDS —

The Fund is actively managed. Unlike a passively managed fund, an actively managed fund does not attempt to track an index or other benchmark, and the investment decisions for an actively managed fund are instead made by its investment adviser. The investment adviser of an actively managed fund may adopt a strategy or strategies that are significantly higher risk than the

PS-6 | Structured Investments Auto Callable Capped Accelerated Barrier Notes Linked to the ARK Innovation ETF

indexing strategy that would have been employed by a passively managed fund. As an actively managed fund, the Fund is subject to management risk. In managing an actively managed fund, the investment adviser of a fund applies investment strategies, techniques and analyses in making investment decisions for that fund, but there can be no guarantee that these actions will produce the intended results. The ability of the Fund’s investment adviser to successfully implement the Fund’s investment strategy will significantly influence the market price of the shares of the Fund and, consequently, the value of the notes.

•	THE PERFORMANCE AND MARKET VALUE OF THE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUND’S NET ASSET VALUE PER SHARE —

Because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.  During periods of market volatility, securities underlying the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected.  This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund.  As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund.  For all of the foregoing reasons, the performance of the Fund may not correlate with the net asset value per share of the Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

•	RISKS ASSOCIATED WITH DISRUPTIVE INNOVATION COMPANIES —

The Fund’s investment strategy involves exposure to companies that the investment adviser believes are capitalizing on disruptive innovation and developing technologies to displace older technologies or create new markets (“disruptive innovation companies”). However, the companies selected by the investment adviser may not in fact do so. Companies that initially develop a novel technology may not be able to capitalize on the technology. Companies that develop disruptive technologies may face political or legal attacks from competitors, industry groups or local and national governments. These companies may also be exposed to risks applicable to sectors other than the disruptive innovation theme for which they are chosen, and the securities issued by these companies may underperform the securities of other companies that are primarily focused on a particular theme. The Fund may invest in companies that do not currently derive any revenue from disruptive innovations or technologies, and there is no assurance that any company will derive any revenue from disruptive innovations or technologies in the future. A disruptive innovation or technology may constitute a small portion of any company’s overall business. As a result, the success of a disruptive innovation or technology may not affect the value of the equity securities issued by that company.

•	THE NOTES ARE SUBJECT TO RISKS RELATING TO CRYPTOCURRENCIES AND RELATED INVESTMENTS —

The Fund may have exposure to cryptocurrencies, such as bitcoin, indirectly through investment funds, including through an investment in the Grayscale Bitcoin Trust (“GBTC”), a privately offered, open-end investment vehicle.  Cryptocurrencies are digital assets designed to act as a medium of exchange and do not represent legal tender.  Cryptocurrency generally operates without central authority or banks and is not backed by any government.  Cryptocurrencies are susceptible to theft, loss, destruction and fraud.  Cryptocurrency is an emerging asset class, and regulation in the United States is still developing, including with respect to market integrity, anti-fraud, anti-manipulation, cybersecurity, surveillance and anti-money laundering.  Federal, state and/or foreign governments may restrict the use and exchange of cryptocurrencies.  The market prices of bitcoin and other cryptocurrencies have been subject to extreme fluctuations.  Even when held indirectly, investment vehicles like GBTC may be affected by the high volatility associated with cryptocurrency exposure.  Holding a privately offered investment vehicle in its portfolio may cause the Fund to trade at a discount to its net asset value.  If cryptocurrency markets continue to be subject to sharp fluctuations, the Fund and the notes may be adversely affected.  In addition, the share prices of GBTC and other similar investment vehicles that are not listed on a national securities exchange may be more volatile than listed securities because there is generally less liquidity in these securities and there may be less publicly available information about them or their issuers.  Cryptocurrency exchanges and other trading venues on which cryptocurrencies trade are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure than established, regulated exchanges for securities, derivatives and other currencies.  Cryptocurrency exchanges may stop operating or permanently shut down due to fraud, technical glitches, hackers or malware, which may also affect the prices of cryptocurrencies.  Events that negatively affect cryptocurrencies may negatively affect the performance of the Fund and the notes.

•         AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH MID-SIZE, SMALL AND MICRO-CAPITALIZATION STOCKS —

Some of the equity securities held by the Fund have been issued by mid-size, small or micro-capitalization companies. Mid-size, small and micro-capitalization companies may be less able to withstand adverse economic, market, trade and competitive

PS-7 | Structured Investments Auto Callable Capped Accelerated Barrier Notes Linked to the ARK Innovation ETF

conditions relative to larger companies. Mid-size, small and micro-capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

•	NON-U.S. SECURITIES RISK —

Some of the equity securities held by the Fund have been issued by non-U.S. companies.  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities.  Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.

•	EMERGING MARKETS RISK —

Some of the equity securities held by the Fund have been issued by non-U.S. companies located in emerging markets countries.  Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries.  The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates.  Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK —

Because the prices of the non-U.S. equity securities held by the Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the non-U.S. equity securities held by the Fund trade.  Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities held by the Fund denominated in each of those currencies.  If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the price of the Fund will be adversely affected and any payment on the notes may be reduced.

•	RECENT EXECUTIVE ORDERS MAY ADVERSELY AFFECT THE PERFORMANCE OF THE FUND —

Pursuant to recent executive orders, U.S. persons are prohibited from engaging in transactions in, or possession of, publicly traded securities of certain companies that are determined to be linked to the People’s Republic of China military, intelligence and security apparatus, or securities that are derivative of, or are designed to provide investment exposure to, those securities. If the issuer of any of the equity securities held by the Fund is in the future designated as such a prohibited company, the value of that company may be adversely affected, perhaps significantly, which would adversely affect the performance of the Fund. In addition, under these circumstances, the Fund is expected to remove the equity securities of that company from the Fund. Any changes to the composition of the Fund in response to these executive orders could adversely affect the performance of the Fund.

•         THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED —

The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

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The Fund

The Fund is an actively-managed exchange-traded fund of ARK ETF Trust, a registered investment company, with an investment objective of long-term growth of capital, that primarily invests in equity securities of U.S. and non-U.S. companies relevant to the Fund’s investment theme of disruptive innovation. For additional information about the Fund, see Annex A in this pricing supplement.

Historical Information

The following graph sets forth the historical performance of the Fund based on the weekly historical closing prices of one share of the Fund from January 6, 2017 through May 27, 2022. The closing price of one share of the Fund on June 2, 2022 was $45.63. We obtained the closing prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing prices above and below may have been adjusted by Bloomberg for actions taken by the Fund, such as stock splits.

The historical closing prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the Pricing Date, the Review Date or the Observation Date. There can be no assurance that the performance of the Fund will result in the return of any of your principal amount.

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-II. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as "constructive ownership transactions" within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the notes. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The IRS or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice

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requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions

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paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Payout Profile” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Fund” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Supplemental Information About the Form of the Notes

The notes will initially be represented by a type of global security that we refer to as a master note.  A master note represents multiple securities that may be issued at different times and that may have different terms.  The trustee and/or paying agent will, in accordance with instructions from us, make appropriate entries or notations in its records relating to the master note representing the notes to indicate that the master note evidences the notes.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the

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terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021467/crt_dp139322-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

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Annex A

The ARK Innovation ETF

All information contained in this pricing supplement regarding the ARK Innovation ETF (the “ARKK Fund”), has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, ARK ETF Trust (“ARK Trust”). The ARKK Fund is an actively-managed exchange-traded fund managed by ARK Investment Management LLC (“ARK LLC”), the investment adviser to the ARKK Fund. The ARKK Fund trades on NYSE Arca, Inc. under the ticker symbol “ARKK.”

The investment objective of the ARKK Fund is long-term growth of capital.

As an actively-managed fund, the ARKK Fund is subject to management risk. In managing the ARKK Fund, ARK LLC applies investment strategies, techniques and analyses in making investment decisions for the ARKK Fund, but there can be no guarantee that these actions will produce the intended results. The ability of ARK LLC to successfully implement the ARKK Fund’s investment strategy will significantly influence that ARKK Fund’s performance.

The ARKK Fund will invest under normal circumstances primarily (at least 65% of its assets) in equity securities of U.S. and non-U.S. companies that are relevant to the ARKK Fund’s investment theme of disruptive innovation. ARK LLC defines “disruptive innovation” as the introduction of a technologically enabled new product or service that potentially changes the way the world works. ARK LLC believes that companies relevant to this theme are those that rely on or benefit from the development of new products or services, technological improvements and advancements in scientific research relating to the areas of genomics; innovation in automation and manufacturing, transportation, energy, artificial intelligence and materials; the increased use of shared technology, infrastructure and services; and technologies that make financial services more efficient. ARK LLC defines “genomics” as the study of genes and their functions, and related techniques (e.g., genomic sequencing).

ARK Trust is a registered investment company that consists of numerous separate investment portfolios, including the ARKK Fund. Information provided to or filed with the SEC by ARK Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-191019 and 811-22883, respectively, through the SEC’s website at http://www.sec.gov.

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